# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SEALSQ Corp, CIK 0001951222
CUSIP: G79483106
Title of class of securities: Ordinary Shares, par value $0.01 per share
Address of issuer's principal executive offices: Craigmuir Chambers, Road Town, Tortola, Virgin Islands British (D8), 1110
Date of event which requires filing of this statement: 12/18/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 6,578,948; shared voting power 0; sole dispositive power 6,578,948; shared dispositive power 0; aggregate amount beneficially owned 6,578,948 (8.5% of the class)

## Item 1. Issuer
Name of issuer: SEALSQ Corp
Address of issuer's principal executive offices: Craigmuir Chambers, Road Town, Tortola, British Virgin Islands 1110

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
161A Shedden Road, 1 Artillery Court
PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,578,948
Percent of class: 0
Sole power to vote or to direct the vote: 6,578,948
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,578,948
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (12/19/2024)